Exhibit 99.1

GENTOR RESOURCES INC.

NOTICE OF CHANGE OF AUDITORS

TO:	Deloitte LLP, Chartered Professional Accountants and Licensed Public Accountants (“Deloitte”)

McGovern, Hurley, Cunningham, LLP, Chartered Accountants and Licensed Public Accountants (“MHC”)

AND TO:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Gentor Resources Inc. (the “Company”) hereby gives notice of the following:

1.	at the request of the Company, effective April 8, 2016 Deloitte have resigned as auditors of the Company;

2.	effective April 8, 2016, MHC were appointed as auditors of the Company in place of Deloitte;

3.	the resignation of Deloitte as auditors of the Company and the appointment of MHC as the successor auditors of the Company, have been considered and approved by the board of directors of the Company on the recommendation of the audit committee of the board of directors of the Company;

4.	the auditors’ reports of Deloitte on the financial statements of the Company for the years ended December 31, 2014 and December 31, 2013 did not express a modified opinion; and

5.	there have been no reportable events (as defined in NI 51-102).

DATED the 11th day of April, 2016.

GENTOR RESOURCES INC.

Per:	(signed) "Donat K. Madilo"
Name: Donat K. Madilo
Title: Chief Financial Officer

Gentor Resources Inc.

1 First Canadian Place, 100 King Street West, Suite 7070, Toronto ON, Canada, M5X 1E3

Tel: 416 366 2221 Fax: 416 366 7722

www.gentorresources.com